April 3, 2006

BY EDGAR, FACSIMILE AND U. S. MAIL

Mr. John Cash

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

RE:	Hooker Furniture Corporation

Form 10-K for the fiscal year ended November 30, 2005

Filed February 28, 2006

File No. 0-25349

Dear Mr. Cash:

Hooker Furniture Corporation is providing its responses to the Staff’s comment letter dated March 16, 2006 (the “Staff Letter”) with respect to the Company’s Form 10-K referenced above. This letter has been submitted via EDGAR, facsimile and a hard copy delivered by U. S. Mail.

Set forth below are each of the Staff’s comments (in italics) followed by the Company’s responses. The headings and numbered paragraphs in this letter correspond to the same contained in the Staff Letter. Terms used in this letter, that are not otherwise defined herein, have the meanings given them in the Form 10-K unless the context indicates otherwise.

Commitments and Contractual Obligations, page 22

1.	Staff Comment: Your tabular disclosure of contractual obligations does not appear to include all of your future obligations. In future filings, revise the table to include all obligations including: estimated interest payments related to outstanding debt and other long-term liabilities recorded under GAAP, including expected funding requirements for employee benefit plans and executive benefits. Refer to Item 303(a)(5) of Regulation S-K and Release 33-8182. Additionally, we note that the Company generally negotiates firm pricing denominated in U.S. Dollars with its foreign suppliers. Please clarify for us if this also includes firm purchase commitments regarding quantities of goods. If you do have purchase commitments please include them in your commitments and contractual obligations table in future filings.

Company Response: In future filings the Company will revise the Commitments and Contractual Obligations table to include (1) estimated interest payments on outstanding long-term debt and (2) other long-term liabilities related to the Company’s employee benefit and executive compensation plans to the extent those liabilities are reflected on

Edwin L. Ryder • Executive Vice President – Finance & Administration

P.O. Box 4708, Martinsville, Virginia 24115 • 276-656-3314 • Fax: 276-632-0026 • Email: lryder@hookerfurniture.com

www.hookerfurniture.com

Mr. John Cash

April 3, 2006

the Company’s balance sheet prepared in accordance with GAAP. Currently, deferred compensation is the only employee benefit or executive compensation plan reflected on the Company’s balance sheet. In addition, we confirm that the Company’s pricing arrangements with its foreign suppliers do not include firm purchase commitments regarding quantities of goods, other than purchase orders related to specific product orders, which are short-term in nature.

Non-GAAP Financial Information, page 25

2.	Staff Comment: Since you present a non-GAAP performance measure that excludes recurring expenses, please revise your future presentations to fully comply with our response to Question 8 of “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” which you can find on our website at www.sec.gov. It appears to us that your current presentation does not address the material limitations associated with the non-GAAP measure you present or the manner in which you compensate for these limitations.

Company Response: In future filings the Company will discuss the material limitations associated with its use of non-GAAP financial performance measures that exclude recurring expenses as compared to the most directly comparable GAAP financial measure in accordance with the Staff’s response to Question 8 of the “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.” As discussed in the Company’s Form 10-K, the Company provides these non-GAAP financial measures because it believes they are useful to investors for the reasons discussed. The Company does not use these non-GAAP financial measures for any other purpose in the management or operation of its business.

Note 8 – Derivatives, page F-14

3.	Staff Comment: We note that you are amortizing the $3.0 million payment to terminate the swap agreement to interest expense over the remaining repayment period for Term Loan A. In future filings please provide an enhanced discussion of the impact of this transaction on your current interest expense in Management’s Discussion and Analysis.

Company Response: Additional discussion regarding the impact of amortizing the $3.0 million swap termination payment is provided in Management’s Discussion and Analysis under Financial Condition, Liquidity and Capital Resources under the heading “Swap Agreements” on page 21. In future filings the Company will discuss the impact of this transaction on current interest expense under “Results of Operations” to the extent it is material to the Company’s results of operations.

Note 15 – Segment Information, page F-21

4.	Staff Comment: We note that you currently report your results of operations in one operating segment that imports, manufactures and markets residential furniture products, principally in North America; however, you are still expected to include the enterprise-wide

Mr. John Cash

April 3, 2006

disclosures required by SFAS 131 paragraphs 36-39, specifically the information about products and services and geographic information. It appears to us that you may be able to disclose this information for each distinct product line you offer.

Company Response: The Company provides the enterprise-wide disclosures required by paragraphs 36-39 of SFAS 131 in various places in its Form 10-K, including Item 1. Business and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, as well as in the Notes to Consolidated Financial Statements.

Regarding paragraphs 36 and 37 of SFAS 131, the Company has one category of products, home furnishings, which includes two product sub-categories: (1) wood and metal furniture products and (2) upholstered furniture products (see e.g. Item 1. Business – General on page 3 and Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations on pages 15 and 16). While the Company’s furniture is marketed under “furniture categories,” such as wall and entertainment units and home office, dining and bedroom furniture, “collections,” such as Preston Ridge, Intimate Home, Casa del Sol and Modern Classics, and “product categories,” such as The Great Entertainers, SmartWorks Home Office, SmartKids Youth and PGA Tour® Home, these “furniture categories,” “collections” and “product categories” generally include both wood/metal furniture and upholstered furniture having a common design, theme and lifestyle. In addition, in each case, there may be a significant degree of overlap among “furniture categories,” “collections” and “product categories.” As a result, it would be impracticable to provide revenues from external customers for these “furniture categories,” “collections” or “product categories.”

The Company:

•	Reports revenues as a percentage of net sales for its major product sub-categories (wood and metal furniture products and upholstered furniture products) under Item 1. Business – General on page 3; and

•	Discusses revenues for its major product sub-categories in Item 7. Management’s Discussion and Analysis of Financial Condition Results of Operations under Results of Operations – 2005 Compared to 2004 on page 15 and Results of Operations – 2004 Compared to 2003 on page 18.

Regarding SFAS 131 paragraph 38(a), the Company discloses under Item 1. Business – Distribution on page 5 as follows:

“In addition to the Company’s broad domestic customer base, the Company also sells to a limited international market. Approximately 3% of the Company’s net sales in 2005 were to international customers.”

For the periods reported in the Form 10-K, the Company had no external customers attributed to an individual foreign country from which revenues were material.

Mr. John Cash

April 3, 2006

Regarding SFAS 131 paragraph 38(b), the Company owns and operates facilities in Virginia and North Carolina and all of its long-lived assets are located in those states (see Item 2. Properties on page 10).

Regarding SFAS 131 paragraph 39, the Company reports in Item 1. Business – Distribution on page 5 as follows:

“The Company sold to over 4,900 customers during 2005. No single customer accounted for more than 4% of the Company’s net sales in 2005. No significant part of the Company’s business is dependent upon a single customer, the loss of which would have a material effect on the business of the Company. However, the loss of several of the Company’s major customers could have a material impact on the business of the Company.”

In connection with responding to the Staff’s comments the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please call me at (276) 656-3314 or Gary Armbrister at (276) 656-3326,

Best regards,

/s/ E. Larry Ryder
E. Larry Ryder
Executive Vice President – Finance and Administration
Chief Financial Officer

Enclosures

cc:	Mindy Hooker, Staff Accountant – Division of Corporation Finance, Securities and Exchange Commission

R. Gary Armbrister, Chief Accounting Officer, Hooker Furniture Corporation

Henry G. Williamson, Jr., Audit Committee Chairman, Hooker Furniture Corporation

Dale Boyles, Partner, KPMG LLP

Karl M. Strait, Partner, McGuireWoods, LLP